SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING - 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

FACSIMILE: 81-3-5562-6202	E-MAIL ADDRESS

DIRECT DIAL: 81-3-5562-6211	dsneider@stblaw.com

October 12, 2007

BY EDGAR AND BY HAND

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed August 10, 2007

File No. 001-33098

Dear Ms. Blye:

We are writing this letter on behalf of our client, Mizuho Financial Group, Inc. (the “Company”, which term shall include its consolidated subsidiaries as the context may require), in response to your letter, dated September 21, 2007, addressed to Terunobu Maeda, the Company’s President and CEO, relating to the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2007 (the “Form 20-F”).

The Company’s responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

1.	We note the risk factor on page 15 of your Form 20-F regarding transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism. Please clarify for us whether you have operations associated with countries other than Iran that are identified as state sponsors of terrorism by the U.S. Department of State.

Response

In response to the Staff’s comment, the Company has advised us that it has no branches or representative offices in any country designated as a state sponsor of terrorism other than Iran (i.e., Cuba, North Korea, Sudan and Syria) and that it has no loans or similar extensions of credit outstanding with any counterparty therein. The Company has also advised us that (i) the Company engages from time to time in issuances of letters of credit and other trade financing related to entities in such countries primarily to meet the financial needs of customers in Japan engaged in import/export transactions with counterparties in those countries, and (ii) the Company from time to time provides bank remittance services involving, and engages in customary interbank money-market transactions with, banks located in those countries. In addition, the Company maintained a correspondent account for one Syrian bank as of August 31, 2007. In the trade finance transactions referred to in (i) above, the Company’s risk exposure is generally to the Japanese company and not to the entities in such countries.

2.	Please advise us whether your operations associated with Iran and any other U.S.-designated state sponsor of terrorism include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of the Treasury as facilitating Iran’s transfer of funds to terrorist organization; Bank Sepah, which has been designated by the U.S. Department of the Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of the Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships. We may have further comment.

Response

In response to the Staff’s comment, the Company has advised us that it has reviewed its records for accounts and transactions with banks that are designated either as “specially designated nationals” (“SDNs”) or as banks of primary money laundering concern under Section 311 of the USA Patriot Act related to state sponsors of terrorism. Based on such review, the Company has advised us that it has (i) extensions of credit in the form of loans to such banks and (ii) correspondent accounts for and with such banks. Please see Annex A for specific information provided by the Company regarding these relationships.

* * *

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to the Staff in connection with its review of the responses above, please do not hesitate to contact, by fax or by email, David Sneider (fax: +81-3-5562-6202; email: dsneider@stblaw.com) or Taki Saito (fax: +81-3-5562-6202; tsaito@stblaw.com).

Very truly yours,

/s/ David Sneider
David Sneider

cc:	James Lopez (Securities and Exchange Commission)

Mizuho Financial Group, Inc.

Annex A

Extensions of Credit (as of August 31, 2007)

The Company’s extensions of credit to banks that are designated either as “specially designated nationals” (“SDNs”) or as banks of primary money laundering concern under Section 311 of the USA Patriot Act related to state sponsors of terrorism consist of loans to *****, ***** and *****. A significant majority of the principal amount of such loans consists of the provision of export credits insured by official export credit agencies as part of a consortium of multiple financial institutions, and the remainder consists of letters of credit refinancings.

Correspondent Accounts with the Company (as of August 31, 2007)

Banks that are designated either as SDNs or as banks of primary money laundering concern under Section 311 of the USA Patriot Act related to state sponsors of terrorism which have correspondent accounts with the Company, excluding dormant accounts*, are *****, *****, *****, ***** and *****, all of which are Iranian banks.

* An account becomes dormant if there is no activity for ten consecutive years.

Company’s Correspondent Accounts (as of August 31, 2007)

The Company’s correspondent accounts with banks that are designated either as SDNs or as banks of primary money laundering concern under Section 311 of the USA Patriot Act related to state sponsors of terrorism consist of three correspondent accounts with *****, an Iranian bank. These accounts are currently inactive and have had no activity in over three years.

“*****” indicates confidential information that has been redacted in accordance with relevant laws. Such information has been provided on a confidential basis to the SEC.